December 17, 2018

Li Weiwei
President and Secretary
Soltrest Inc.
8 Tiaojiayuan Street Suite 1402
Chaoyang District, Beigjing China 100020

       Re: Soltrest Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed December 7, 2018
           File No. 333-227526

Dear Ms. Weiwei:

       We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 29, 2018 letter.

Amendment No. 2 to Form S-1

Cover Page

1. We note your response to prior comment 1. We continue to believe that you are a shell company as defined in Rule 405 under the Securities Act of 1933. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status, including the prohibition on the use of Form
       S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings. You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or
Kathleen
 Li Weiwei
Soltrest Inc.
December 17, 2018
Page 2

Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Attorney-
Advisor at (202) 551-6711 or Folake Ayoola, Special Counsel, at (202) 551-3673 with any other questions.



                                                          Sincerely,
FirstName LastNameLi Weiwei
                                                          Division of
Corporation Finance
Comapany NameSoltrest Inc.
                                                          Office of Information
Technologies
December 17, 2018 Page 2                                  and Services
FirstName LastName